SEC FILE NUMBER
001-34885

CUSIP NUMBER
03236M200

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☒

	Form 10-D	☐	Form N-SAR	☐	Form N-CSR	☐

For the Period Ended:   September 30, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMYRIS, INC.

Full Name of Registrant

Former Name if Applicable

5885 Hollis Street, Suite 100

Address of Principal Executive Office (Street and Number)

Emeryville, California 94608

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Amyris, Inc. (the “Company”) expects to file the subject Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 (the “Form 10-Q”) on or before the fifth calendar day following the Form 10-Q’s due date. The Form 10-Q could not be filed without unreasonable effort or expense by the date required because the Company is continuing to assess, compile and obtain information relating to certain recent and in-process transactions and arrangements impacting the Company’s results of operations and financial condition and is finalizing related analyses and disclosures in the Form 10-Q. Based in part on these delays, the Company expects to report a material weakness in internal control over financial reporting related to a lack of sufficient resources in its financial reporting function to be able to adequately identify, record and disclose non-routine transactions.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act. The word “expects” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the Company’s estimated timing for the filing of the Form 10-Q, expectations regarding the impact of certain recent and in-process transactions and arrangements on the Company’s results of operations and financial condition, and the expected reporting of a material weakness in internal control over financial reporting. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the Company’s ability to complete in-process transactions, the time needed for the Company to finalize and file the Form 10-Q, and the Company’s assessment of its internal control over financial reporting. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kathleen Valiasek	(510)	450-0761
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment 1.

Amyris, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2017

By	/s/ Kathleen Valiasek
Kathleen Valiasek
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Amyris, Inc.

Attachment 1 to Form 12b-25

The following amounts and related disclosures are unaudited, preliminary and subject to change through the filing of the Form 10-Q.

Revenue

Three months ended September 30, 2017

Total revenue for the three months ended September 30, 2017 was $24.2 million, as compared to $26.5 million for the same period in 2016. The decrease was driven primarily by significantly lower collaborations revenue, somewhat offset by higher renewable products revenue in the company’s health and nutrition business. Collaborations revenue was $12.9 million, down from $19.7 million for the same period in 2016. Renewable products revenue was $11.3 million, up from $6.8 million for the same period in 2016.

Nine months ended September 30, 2017

Total revenue for the nine months ended September 30, 2017 was $62.9 million, as compared to $45.0 million for the same period in 2016. The increase was driven by a $17.5 million increase in renewable products revenue, led by the health and nutrition and personal care businesses. Collaborations revenue was $30.5 million, up 1% from $30.1 million for the same period for 2016.

Cost of Products Sold

Cost of products sold includes costs of raw materials, labor and overhead, amounts paid to contract manufacturers, and period expenses related to inventory write-downs resulting from applying lower of cost or net realizable value inventory adjustments. For the three months ended September 30, 2017, cost of products sold was $17.6 million, as compared to $14.9 million for the same period in 2016, an increase of $2.8 million or 19%. For the nine months ended September 30, 2017, cost of products sold was $47.7 million, as compared to $33.9 million for the same period in 2016, an increase of $13.7 million, or 40%. The increases were primarily due to higher volumes of products sold, foreign currency exchange fluctuation and product mix.

Operating Expenses

Research and Development

For the three months ended September 30, 2017, research and development expense was $15.2 million, as compared to $12.3 million for the same period in 2016, an increase of $2.9 million, or 23%. For the nine months ended September 30, 2017, research and development expense was $44.1 million, as compared to $37.4 million for the same period in 2016, an increase of $6.7 million, or 18%. The increases reflect higher collaboration activity.

Sales, General and Administrative

For the three months ended September 30, 2017, sales, general and administrative expense was $15.5 million, up from $11.4 million for the same period in 2016. For the nine months ended September 30, 2017, sales, general and administrative expense was $44.3 million, as compared to $35.1 million for the same period in 2016. Primary drivers for the increases were expenses related to one-time non-standard transactions and expenses related to Biossance sales channel expansion and additional personnel expenses.

Other Income (Expense)

For the three months ended September 30, 2017, total other expense was $10.1 million, as compared to total other expense of $7.5 million for the same period in the prior year. The $2.6 million increase was primarily due to a $1.9 million increase in loss from change in fair value of derivative instruments and a $1.5 million unfavorable change in other (expense) income, net, partially offset by a $0.7 million favorable change in gain (loss) upon extinguishment of debt. The derivative instruments are in connection with certain features of outstanding convertible notes, related to change in control protection and price-based anti-dilution adjustments provisions, as well as in connection with convertible preferred stock that was issued in May and August 2017. The change in other (expense) income, net was primarily due to unfavorable foreign currency exchange fluctuation.

For the nine months ended September 30, 2017, total other income was $2.6 million, as compared to total other income of $13.3 million for the same period in the prior year. The $10.7 million decrease was due to a $6.4 million decrease in gain from change in fair value of derivative instruments, a $3.2 million increase in interest expense, and a $2.2 million increase in loss upon extinguishment of debt, partially offset by a $1.1 million decrease in other expense, net. The increase in interest expense was the result of a higher debt balance at the beginning of 2017, prior to debt conversions that have occurred during the nine months ended September 30, 2017.

Liquidity and Capital Resources

As of September 30, 2017, the Company had negative working capital of $5.7 million, (compared to negative working capital of $50.7 million as of December 31, 2016), an accumulated deficit of $1.2 billion, and cash, cash equivalents and short-term investments of $17.6 million (compared to $28.5 million as of December 31, 2016).

As of September 30, 2017, the Company's debt (including related party debt), net of deferred discount and issuance costs of $23.7 million, totaled $164.6 million, of which $11.7 million is classified as current. The Company's debt service obligations through December 31, 2018 are $74.5 million, including $20.4 million of anticipated cash interest payments. The Company's debt agreements contain various covenants, including certain restrictions on the Company's business that could cause the Company to be at risk of defaults, such as restrictions on additional indebtedness, material adverse effect and cross default clauses. A failure to comply with the covenants and other provisions of the Company’s debt instruments, including any failure to make a payment when required, would generally result in events of default under such instruments, which could permit acceleration of such indebtedness. If such indebtedness is accelerated, it would generally also constitute an event of default under the Company’s other outstanding indebtedness, resulting in acceleration of such other outstanding indebtedness.

The Company’s condensed consolidated financial statements as of and for the three months ended September 30, 2017 have been prepared on the basis that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Due to the factors described above, there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. The Company’s ability to continue as a going concern will depend, in large part, on the Company’s ability to achieve positive cash flows from operations during the next 12 months and extend existing debt maturities, which is uncertain. The financial statements do not include any adjustments that might result from the outcome of this uncertainty, which could have a material adverse effect on the Company’s financial condition. In addition, if we are unable to continue as a going concern, we may be unable to meet the Company’s obligations under the Company’s existing debt facilities, which could result in an acceleration of the Company’s obligation to repay all amounts outstanding under those facilities, and we may be forced to liquidate the Company’s assets. In such a scenario, the values we receive for the Company’s assets in liquidation or dissolution could be significantly lower than the values reflected in the Company’s financial statements.

The Company’s operating plan for the remainder of 2017 and 2018 contemplates a significant reduction in the Company’s net cash outflows, resulting from (i) revenue growth from sales of existing and new products with positive gross margins, (ii) reduced production costs as a result of manufacturing and technical developments, and (iii) cash inflows from collaborations.